UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Bayshore Capital LLC

53 Palmeras Street, Suite 601

San Juan, Puerto Rico 00901

410-770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayshore Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,513,644
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,513,644
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,513,644(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(1)
14	TYPE OF REPORTING PERSON OO

1     Based on 145,219,109 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement, dated December 12, 2022. Aggregate amount beneficially owned includes 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bryan Pascual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,763,644
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,763,644
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,763,644 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%(2)
14	TYPE OF REPORTING PERSON IN

2    Based on 145,219,109 shares of Common Stock of the Issuer, issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement, dated December 12, 2022. Aggregate amount beneficially owned includes 2,500 shares of the Issuer’s Series A Convertible Preferred Stock, convertible into Common Stock at a rate of 100 shares per $1,000 of liquidation preference, and 1,587,302 warrants, exercisable at anytime at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer.

This Amendment (“Amendment”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022 and Amendment No. 4 thereto, filed with the Commission on October 14, 2022 (as amended, the “Original Schedule 13D”) and is filed by (i) Bayshore Capital LLC, a Puerto Rico limited liability company (“Bayshore”), and (ii) Mr. Bryan Pascual (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

This Amendment is being filed to disclose the termination of the voting proxies granted by Bayshore, the former Bayshore members, and the BJP Revocable Trust (the owners of the Bayshore equity interests) in favor of Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”) (the “Bayshore Voting Proxy”) and to reflect the revised beneficial ownership percentages of the Reporting Persons as a result of the Issuer’s registered issuance of 16,850,000 shares of Common Stock on December 12, 2022. The Bayshore Voting Proxy terminated in accordance with its terms upon Mr. Paul B. Prager no longer controlling the vote of a majority of the Issuer’s outstanding shares as a result of the December 12, 2022 issuance. As a result of the termination of the Bayshore Voting Proxy, the Reporting Persons have ceased to be in a group with (i) Stammtisch, (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC (“Lucky Liefern”), (iv) Heorot Power Holdings LLC (“Heorot”), (v) Somerset Operating Company, LLC (“Somerset”) and (vi) Allin WULF LLC (“Allin WULF”) (each, a “Former Group Member” and, collectively, the “Former Group Members”) with whom the Original Schedule 13D was jointly filed.

Item 2. Identity and Background.

The information by provided for each of Stammtisch, Mr. Paul B. Prager, Lucky Liefern, Heorot, Somerset and Allin WULF in Item 2 of the Original Schedule 13D is hereby deleted from this Amendment and not incorporated into this Amendment.

(a)       This Schedule 13D is being filed on behalf of the following Reporting Persons:

(i)	Bayshore; and
(ii)	Mr. Bryan Pascual.

(b)       The principal business address for each of Bayshore and Mr. Bryan Pascual is 53 Palmeras Street, Suite 601, San Juan, Puerto Rico 00901.

(c)       Bayshore was formed in order to acquire, hold and dispose of various investments, including investments in the Issuer.

Mr. Bryan Pascual is the Chief Executive Officer, President and Secretary of Bayshore and the BJP Revocable Trust (defined below), of which Mr. Bryan Pascual is the sole trustee and sole lifetime beneficiary, is controlling member of Bayshore. Therefore, Mr. Bryan Pascual may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by Bayshore and the BJP Revocable Trust. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Mr. Bryan Pascual may be deemed to be a beneficial owner of the Common Stock held for the account of Bayshore and the BJP Revocable Trust.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

(i)	Bayshore is a Puerto Rico limited liability company; and
(ii)	Mr. Bryan Pascual is a citizen of the United States of America.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 7

Item 3. Source and Amount of Funds or Other Consideration.

The information by provided for each of Stammtisch, Mr. Paul B. Prager, Lucky Liefern, Heorot, Somerset and Allin WULF in Item 3 of the Original Schedule 13D is hereby deleted from this Amendment and not incorporated into this Amendment.

The information set forth in the Original Schedule 13D is hereby deleted and replaced with the following.

Bayshore originally acquired 17,722,432 shares of the Common Stock in connection with the agreement and plan of merger, dated as of June 24, 2021, by and among IKONICS Corporation, a Minnesota corporation (“IKONICS”), the Issuer, Telluride Merger Sub I, Inc., a Minnesota corporation and direct wholly-owned subsidiary of the Issuer (“Merger Sub I”), Telluride Merger Sub II, Inc., a Delaware corporation and direct-wholly owned subsidiary of the Issuer (“Merger Sub II”), and TeraCub Inc. (formerly known as TeraWulf Inc.), a Delaware corporation (“TeraCub”), pursuant to which Merger Sub I merged with and into IKONICS (the “First Merger”), with IKONICS surviving the First Merger, and Merger Sub II merged with and into TeraCub (the “Second Merger”), with TeraCub surviving the Second Merger, with the result that each of IKONICS and TeraCub became direct, wholly-owned subsidiaries of the Issuer. On March 15, 2022, Bayshore distributed 3,542,021 shares of Common Stock held by Bayshore to certain of its members. Such shares were distributed to such members on a pro rata basis for no additional consideration. On April 11, 2022, Bayshore purchased 158,629 shares of Common Stock from the Issuer at a price of $7.88 per share. On October 6, 2022, Bayshore purchased, directly from the Issuer, Units consisting of 1,587,302 shares of Common Stock and 1,587,302 warrants exercisable for an equal number of shares of Common Stock at an exercise price of $1.93 per share, at a price of $1.26 per Unit for an aggregate purchase price of $2,000,000. Bayshore used cash on hand to fund each of these transactions.

On March 15, 2022, the BJP Revocable Trust dated December 10, 2021 (the “BJP Revocable Trust”), of which Mr. Bryan Pascual is the sole trustee and sole lifetime beneficiary, purchased 2,500 shares of the Issuer’s Series A Convertible Preferred Stock at a price of $1,000 per share directly from the Issuer. Each share of Series A Convertible Preferred Stock is convertible into Common Stock, at a rate of 100 shares per $1,000 of liquidation preference. The BJP Revocable Trust used cash on hand to fund these acquisitions.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Common Stock reported in this Schedule 13D for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the board of directors of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. The Reporting Persons expect that they will, from time to time, review their investment position in the shares of the Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Common Stock. The Reporting Persons may, from time to time, make additional purchases of shares of the Common Stock either in the open market or in privately negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 7

Item 5. Interest in Securities of the Issuer.

The information by provided for each of Stammtisch, Mr. Paul B. Prager, Lucky Liefern, Heorot, Somerset and Allin WULF in Item 5 of the Original Schedule 13D is hereby deleted from this Amendment and not incorporated into this Amendment.

Item 5 is amended as follows:

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 145,219,109 shares of Common Stock issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement dated December 12, 2022.

(a) and (b)

(i) As of the date of this Amendment, Bayshore may be deemed to be the beneficial owner of 17,513,644 shares of the Common Stock (approximately 11.9% of the Common Stock), which it holds directly.

Bayshore may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

(iv) As of the date of this Schedule 13D, Mr. Bryan Pascual may be deemed to be the beneficial owner of 17,763,644 shares of the Common Stock (approximately 12.1% of the Common Stock). Of such 17,763,644 shares of the Common Stock, Mr. Bryan Pascual has a beneficial ownership interest with respect to the 17,513,644 shares of the Common Stock by virtue of the BJP Revocable Trust’s position as the controlling member of Bayshore, and with respect to 250,000 shares of the Common Stock into which the shares of Series A Convertible Preferred Stock held by the BJP Revocable Trust are convertible as of March 21, 2022. Mr. Bryan Pascual may be deemed to have sole voting and dispositive power with respect to the 17,763,644 shares of the Common Stock.

(d)        Not applicable.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information by provided for each of Stammtisch, Mr. Paul B. Prager, Lucky Liefern, Heorot, Somerset and Allin WULF in Item 6 of the Original Schedule 13D is hereby deleted from this Amendment and not incorporated into this Amendment.

Item 6 is amended to add the following:

Termination of Bayshore Proxies, Bayshore Former Holder Proxies and BJP Revoable Trust Proxy

On December 12, 2022, the Issuer issued 16,850,000 shares of Common Stock in a registered offering. As a result of such issuance, Mr. Paul B. Prager no longer controlled the vote of a majority of the Issuer’s outstanding shares of Common Stock, and the various proxies granted by the Reporting Persons and in favor of Stammtisch all terminated in accordance with their terms.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022

BAYSHORE CAPITAL LLC

By:	/s/ Bryan Pascual
Bryan Pascual
Chief Executive Officer, President, Secretary

By:	/s/ Bryan Pascual
Bryan Pascual

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).